Exhibit 99.1
eLong Reports Third Quarter 2011 Unaudited Financial Results
BEIJING, Nov 14, 2011 /PRNewswire-Asia/ — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2011.
Highlights — Third Quarter 2011
•	Net revenues increased 19% to RMB164.3 million (US$25.8 million), compared to RMB137.8 million (US$20.6 million) in the third quarter of 2010.

•	Net income increased to RMB9.4 million (US$1.5 million), compared to RMB1.2 million (US$0.2 million) in the third quarter of 2010.

•	Hotel room nights booked through eLong in the third quarter increased 42% to 2.7 million room nights compared to 1.9 million in the prior year period.

•
Domestic hotel coverage network expanded 61% to over 23,000 domestic hotels as of September 30, 2011, compared to 14,300 as of September 30, 2010. In addition, eLong offers almost 145,000 international hotels through a direct connection to Expedia.

•	Online hotel bookings in the third quarter were approximately 60% of total hotel bookings.

•	Launched “last-minute” hotel booking model allowing customers to obtain additional discounts for same-day bookings.

•	Launching new RMB100 million Employee Interest-Free Loan Program to assist our employees, and to strengthen eLong’s reputation as a destination of choice for outstanding talent in China.
“Our customers continue to respond strongly to our market leading hotel network of over 23,000 domestic hotels and 145,000 international hotels, our easy-to-use hotel website and mobile applications and our competitive prices. In addition, we continue to drive innovation in the travel sector through our Group Buying and Last-Minute hotel offerings,” said Guangfu Cui, Chief Executive Officer of eLong. “I am also pleased to report that approximately sixty percent of our hotel customers now book online at eLong.com and through our mobile applications.”
Business Results
Revenues
Total revenues by product for the third quarter of 2011 and the same period in 2010 were as follows (in RMB million):

		%		%	Y/Y
	Q3 2011	Total	Q3 2010	Total	Growth
Hotel reservations	126.0	72%	100.4	69%	25%
Air ticketing	33.7	19%	33.1	22%	2%
Other	15.5	9%	12.8	9%	21%

Total revenues	175.2	100%	146.3	100%	20%

Hotel Reservations
Hotel commission revenue increased 25% for the third quarter of 2011 compared to the prior year quarter, primarily due to higher volume, partially offset by lower commission per room night. Room nights booked through eLong in the third quarter increased 42% year-on-year to 2.7 million. Commission per room night decreased 12% year-on-year, primarily due to lower year-on-year average daily rates compared to the higher rates during the 2010 Shanghai World Expo, the growth of lower average daily rate hotels and the increase in the number of room nights booked using our coupon program. Hotel commission revenue grew to 72% of total revenues from 69% in the prior year quarter.
Air Ticketing
Air ticketing commission revenue increased 2% for the third quarter of 2011 compared to the prior year quarter, driven by an 8% increase in commission per segment, partially offset by a 6% decrease in air segments to 591,000. Commission per segment increased due to an increase in air commission rates and an increase in the percentage of international air tickets compared to the same quarter of the prior year.
Other
Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 21% year-on-year for the third quarter of 2011. Other revenue was 9% of total revenues, consistent with the prior year quarter.
Profitability
Gross margin in the third quarter of 2011 was 73%, which was flat compared to the third quarter of 2010 as gross margin improvements from mix shift to hotel and online bookings were offset by higher personnel expenses and lower hotel commission per room night.
Operating expenses for the third quarter of 2011 and the same period in 2010 were as follows (in RMB million):

		% of Net		% of Net	Y/Y
	Q3 2011	Revenue	Q3 2010	Revenue	Growth
Service development	26.4	16%	21.2	15%	24%
Sales and marketing	69.0	42%	54.5	40%	27%
General and administrative	12.9	8%	12.7	9%	2%
Amortization of intangible assets	0.1	—	0.3	—	(57%)

Total operating expenses	108.4	66%	88.7	64%	22%

Total operating expenses increased 22% for the third quarter of 2011 compared to the third quarter of 2010. Total operating expenses increased to 66% of net revenues in the third quarter of 2011 from 64% in the prior year quarter.
Service development expenses consist of expenses related to technology and our product offering, including our websites, platforms and other system development, as well as our supplier relations function. Service development expenses increased 24% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses increased to 16% of net revenues in the third quarter of 2011 from 15% in the prior year quarter.
Sales and marketing expenses for the third quarter of 2011 increased 27% over the prior year quarter, mainly driven by increased hotel commission payments to third-party online affiliates and distribution partners, and increased search engine and other online marketing expenses. Sales and marketing expenses increased to 42% of net revenues in the third quarter of 2011 from 40% in the same quarter of the prior year.

General and administrative expenses for the third quarter of 2011 increased 2% compared to the prior year quarter, mainly driven by higher share-based compensation charges. General and administrative expenses decreased to 8% of net revenues in the third quarter of 2011 from 9% in the prior year quarter.
Other income/(expense) represents interest income, foreign exchange losses and other income/(expense). Other income was RMB0.9 million in the third quarter of 2011 compared to other expense of RMB8.3 million in the third quarter of 2010, driven primarily by an increase in interest income and a decrease in foreign exchange losses. Interest income in the third quarter of 2011 increased to RMB7.2 million, compared to RMB1.7 million in the third quarter of 2010, due to higher interest rates and interest on the proceeds from the May 2011 issuance and sale of shares to Tencent and Expedia. Foreign exchange losses on our cash and cash equivalents and short-term investments decreased to RMB5.9 million in the third quarter of 2011, from RMB9.4 million in the third quarter of 2010 as we held a smaller percentage of our cash and cash equivalents, short-term investments and restricted cash in US dollars than in the prior year quarter.
As of September 30, 2011, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1,853 million (US$291 million), of which 86% was held in Renminbi and 14% was held in US dollars, compared to total cash and cash equivalents, short-term investments and restricted cash of RMB1,016 million (US$152 million), of which 32% was held in Renminbi and 68% held in US dollars, as of September 30, 2010.
Net income for the third quarter of 2011 was RMB9.4 million, compared to net income of RMB1.2 million during the prior year quarter.
Net income per ADS and diluted net income per ADS for the third quarter of 2011 were RMB0.28 (US$0.04), compared to net income per ADS and diluted net income per ADS for the prior year quarter of RMB0.04 (US$0.01).
Business Outlook
eLong currently expects net revenues for the fourth quarter of 2011 to be within the range of RMB143 million to RMB155 million, equal to an increase of 15% to 25% compared to the fourth quarter of 2010.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, eLong’s losses sustained in prior years, declines or disruptions in the travel industry, the international financial crises, slowdown in the PRC economy, damage or interruption to our systems or service due to natural disasters or man-made causes, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s strategic investment in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our variable-interest operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the US Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.
Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.
Conference Call
eLong will host a conference call to discuss its third quarter 2011 unaudited financial results on November 15, 2011 at 8:00 am Beijing time (November 14, 2011, 7:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.
Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (Nasdaq: LONG — News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, mobile (via iPhone and Android applications and m.eLong.com) and 24-hour call center hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest directly-bookable hotel product portfolio in China with a selection of more than 23,000 hotels in China and almost 145,000 international hotels in more than 100 countries worldwide, as well as the ability to fulfill domestic and international air ticket reservations in cities across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700).
eLong operates websites including www.elong.com, www.elong.net and www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	100,434	104,569	126,043	19,762	255,208	321,245	50,368
Air ticketing	33,064	32,252	33,681	5,281	93,009	96,093	15,066
Other	12,760	11,654	15,444	2,421	31,986	39,472	6,189

Total revenues	146,258	148,475	175,168	27,464	380,203	456,810	71,623
Business tax and surcharges	(8,478)	(9,330)	(10,822)	(1,696)	(22,416)	(28,785)	(4,513)

Net revenues	137,780	139,145	164,346	25,768	357,787	428,025	67,110
Cost of services	(37,025)	(36,072)	(44,319)	(6,949)	(102,039)	(114,416)	(17,940)

Gross profit	100,755	103,073	120,025	18,819	255,748	313,607	49,170

Operating expenses:
Service development	(21,231)	(22,706)	(26,347)	(4,131)	(58,244)	(69,595)	(10,911)
Sales and marketing	(54,436)	(54,868)	(68,993)	(10,818)	(126,582)	(167,496)	(26,263)
General and administrative	(12,726)	(12,737)	(12,936)	(2,028)	(35,736)	(38,641)	(6,058)
Amortization of intangible assets	(322)	(137)	(137)	(21)	(744)	(410)	(64)
Charges related to property and equipment	—	(141)	(7)	(1)	—	(148)	(23)

Total operating expenses	(88,715)	(90,589)	(108,418)	(16,999)	(221,306)	(276,288)	(43,319)

Income from operations	12,040	12,484	11,607	1,820	34,442	37,319	5,851

Other income/(expenses):
Interest income	1,720	5,304	7,166	1,124	4,035	17,061	2,675
Foreign exchange losses	(9,360)	(8,135)	(5,923)	(929)	(13,521)	(17,189)	(2,695)
Other	(633)	(341)	(337)	(53)	113	(4,855)	(761)

Total other income/(expense), net	(8,273)	(3,172)	906	142	(9,373)	(4,983)	(781)

Income before income tax expense	3,767	9,312	12,513	1,962	25,069	32,336	5,070
Income tax expense	(2,614)	(2,250)	(2,921)	(458)	(8,627)	(7,956)	(1,247)
Equity in net income/(loss) of affiliates	—	57	(156)	(24)	—	(115)	(18)

Net income	1,153	7,119	9,436	1,480	16,442	24,265	3,805

Net income per share	0.02	0.13	0.14	0.02	0.34	0.42	0.07
Diluted net income per share	0.02	0.12	0.14	0.02	0.32	0.40	0.06

Net income per ADS(2)(3)	0.04	0.26	0.28	0.04	0.68	0.84	0.14
Diluted net income per ADS(2)(3)	0.04	0.24	0.28	0.04	0.64	0.80	0.12

Shares used in computing net income per share:
Basic	49,020	55,929	67,831	67,831	48,115	57,782	57,782
Diluted	51,839	57,920	69,547	69,547	51,264	60,003	60,003
Share-based compensation charges included in:	4,467	5,637	5,886	924	13,146	16,304	2,556
Cost of services	251	432	393	62	891	1,084	170
Service development	1,609	1,851	2,239	351	4,679	5,514	864
Sales and marketing	770	845	1,114	175	2,571	2,678	420
General and administrative	1,837	2,509	2,140	336	5,005	7,028	1,102

Note 1:
The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.3780 on September 30, 2011 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2:	1 ADS = 2 shares.

Note 3:	Non-GAAP financial measures

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31,	Sep. 30,	Sep. 30,
	2010	2011	2011
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	381,426	1,250,751	196,104
Short-term investments	580,005	540,954	84,816
Restricted cash	60,600	61,400	9,627
Accounts receivable, net	58,891	92,140	14,446
Amounts due from related parties	1,240	11,614	1,821
Prepaid expenses	11,429	13,257	2,079
Other current assets	24,210	35,429	5,554

Total current assets	1,117,801	2,005,545	314,447
Property and equipment, net	41,896	45,046	7,063
Investment in equity affiliates	12,680	16,065	2,519
Goodwill	61,061	61,061	9,574
Intangible assets, net	5,855	5,445	854
Other non-current assets	29,904	30,764	4,823

Total assets	1,269,197	2,163,926	339,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,364	58,731	9,208
Income taxes payable	5,002	4,470	701
Amounts due to related parties	1,872	6,911	1,084
Deferred revenue	14,478	21,937	3,440
Accrued expenses and other current liabilities	97,183	90,381	14,171

Total current liabilities	172,899	182,430	28,604
Other liabilities	1,430	2,430	381

Total liabilities	174,329	184,860	28,985

Shareholders’ equity
Ordinary shares	1,991	2,856	448
High-vote ordinary shares	2,363	2,691	422
Treasury stock	(96,153)	(78,799)	(12,355)
Additional paid-in capital	1,352,427	2,199,590	344,871
Accumulated deficit	(165,760)	(147,272)	(23,091)

Total shareholders’ equity	1,094,868	1,979,066	310,295

Total liabilities and shareholders’ equity	1,269,197	2,163,926	339,280

eLong, Inc.
TRENDED OPERATIONAL METRICS
(IN THOUSANDS)
The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	10,319	20,769	16,196	17,403	64,687	13,968	18,058	17,298

Hotel Reservations
Room Nights	1,206	1,549	1,898	1,725	6,378	1,700	2,217	2,702
Room Night Y/Y	32%	58%	60%	39%	49%	41%	43%	42%
Average Daily Rate Y/Y	(2%)	5%	7%	4%	4%	(1%)	(9%)	(9%)
Commission/Room Night Y/Y	(7%)	(9%)	(9%)	(10%)	(9%)	(7%)	(15%)	(12%)
Hotel Commissions Y/Y	23%	44%	46%	25%	35%	31%	22%	25%

Air Ticketing
Air Segments	653	591	629	568	2,441	587	568	591
Air Segments Y/Y	29%	16%	4%	(3%)	11%	(10%)	(4%)	(6%)
Average Ticket Value Y/Y	8%	25%	21%	16%	17%	11%	7%	0%
Commission/Segment Y/Y	7%	21%	26%	12%	16%	14%	10%	8%
Air Commissions Y/Y	38%	40%	31%	8%	28%	2%	6%	2%
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS, Operating Income Before Amortization (“OIBA”), Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.
Operating Income Before Amortization (“OIBA”) is defined as income from operations plus: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets and impairment of goodwill and intangible assets, and (ii) gains or losses recognized on changes in the fair value of contingent consideration arrangements; and (3) certain items, including restructuring charges. We exclude the items listed above from OIBA because we believe doing so may provide investors greater insight into management decision making at eLong. We believe OIBA is useful to investors because it is one of the primary internal metrics by which management evaluates the performance of our business as a whole and our individual business segments, on which internal budgets are based, and by which management and employees, including our Chief Executive Officer, are compensated. We believe that investors should have access to the same set of tools that management uses to analyze our performance. In addition, we believe that by excluding certain items, such as share-based compensation charges and acquisition-related impacts, OIBA corresponds more closely to the cash operating income generated from our business and allows investors to gain additional understanding of factors and trends affecting the ongoing cash earning capabilities of our business, from which capital investments are made. Although depreciation is also a non-cash expense, it is included in OIBA because it is driven directly by the capital expenditure decisions made by management. OIBA also has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations.
Operating Income Before Amortization should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Operating Income Before Amortization
(IN THOUSANDS)

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	10,319	20,769	16,196	17,403	64,687	13,968	18,058	17,298
Share-based compensation charges	(4,130)	(4,549)	(4,467)	(5,398)	(18,544)	(4,781)	(5,637)	(5,886)
Amortization of intangible assets	(185)	(237)	(322)	101	(643)	(137)	(137)	(137)
Other	253	163	633	522	1,571	4,176	200	332

Income from operations	6,257	16,146	12,040	12,628	47,071	13,226	12,484	11,607

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense; (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense. Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.
Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted EBITDA and Operating Income Before Amortization
(IN THOUSANDS)

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	5,935	9,355	1,153	4,186	20,629	7,710	7,119	9,436

Interest income	(1,067)	(1,248)	(1,720)	(2,757)	(6,792)	(4,591)	(5,304)	(7,166)

Income tax expense	2,079	3,934	2,614	(1,735)	6,892	2,786	2,250	2,921

Depreciation	4,811	4,643	4,929	5,003	19,386	4,987	5,206	5,512
Amortization of intangible assets	184	237	322	(101)	642	137	137	137
Share-based compensation charges	4,130	4,549	4,467	5,398	18,544	4,781	5,637	5,886
Foreign exchange losses	219	3,942	9,360	12,412	25,933	3,131	8,135	5,923

Other	(1,161)	—	—	—	(1,161)	—	141	6

Adjusted EBITDA	15,130	25,412	21,125	22,406	84,073	18,941	23,321	22,655

Depreciation	(4,811)	(4,643)	(4,929)	(5,003)	(19,386)	(4,987)	(5,206)	(5,512)

Other	—	—	—	—	—	14	(57)	155

OIBA	10,319	20,769	16,196	17,403	64,687	13,968	18,058	17,298

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.
Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense, but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as OIBA and Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.
Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted Net Income and Adjusted Net Income Per Share
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	5,935	9,355	1,153	4,186	20,629	7,710	7,119	9,436
Share-based compensation charges	4,130	4,549	4,467	5,398	18,544	4,781	5,637	5,886
Amortization of intangible assets	184	237	322	(101)	642	137	137	137
Foreign exchange losses	219	3,942	9,360	12,412	25,933	3,131	8,135	5,923
Other	(915)	129	185	215	(386)	3,432	386	263

Adjusted net income	9,553	18,212	15,487	22,110	65,362	19,191	21,414	21,645

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	50,870	51,013	51,839	52,463	51,655	52,105	57,920	69,547
Additional performance units	657	551	415	297	447	316	229	214

Adjusted weighted average shares outstanding	51,527	51,564	52,254	52,760	52,102	52,421	58,149	69,761

Adjusted net income per share	0.19	0.35	0.30	0.42	1.25	0.37	0.37	0.31